October 28, 2005

Securities and Exchange Commission
100 F Street, NE.
Washington, D.C. 20549

Re:	Newkirk Realty Trust, Inc.

Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, Newkirk Realty Trust, Inc. (the “Company”) hereby requests that its Registration Statement initially filed with the Securities and Exchange Commission (the “Commission”) on August 8, 2005, as amended by Amendment No. 1 filed on September 16, 2005, Amendment No. 2 filed on October 7, 2005, Amendment No. 3 filed on October 18, 2005, Amendment No. 4 filed on October 28, 2005 and Amendment No. 5 to be filed on October 28, 2005 (Registration No. 333-127278), be declared effective at 2:00 PM on November 1, 2005, or as soon thereafter as practicable.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.  The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and the Company represents that it will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NEWKIRK REALTY TRUST, INC.

By	/s/ Michael Ashner
Name:	Michael Ashner
Title:	Chairman and Chief Executive Officer